RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

Exhibit 12.01

(Dollar amounts in millions, except ratios)	Year Ended December 31,
	2006	2005	2004	2003	2002
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,364	$1,130	$948	$771	$717
Capitalized interest	(21)	(11)	(7)	(9)	(9)
Depreciation of capitalized interest	14	14	13	12	12
Dividends from less than 50%-owned companies carried at equity	9	17	11	19	9

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,366	$1,150	$965	$793	$729

Fixed charges
Interest on long-term and short-term debt	$155	$163	$155	$151	$206
Capitalized interest	21	11	7	9	9
Rental expenses representative of an interest factor	32	32	29	31	32
Preferred stock dividend requirements of consolidated subsidiaries	—	—	1	—	1

Total fixed charges	208	206	192	191	248
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	(1)	—	(1)

Total fixed charges less preferred stock dividends	$208	$206	$191	$191	$247

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges and preferred stock dividend requirements of consolidated subsidiaries	$1,574	$1,356	$1,157	$984	$977
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	(1)	—	(1)

Total earnings less preferred stock dividends	$1,574	$1,356	$1,156	$984	$976

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.6	6.6	6.0	5.2	3.9

RATIO OF EARNINGS TO FIXED CHARGES	7.6	6.6	6.1	5.2	3.9